Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Three Months					Eight Months
	Ended					Ended
	Nov. 30,	Year Ended Aug. 31,				Aug. 31,
	2007	2007	2006	2005	2004	2003
EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes, MI and Cumulative Effect of Accounting Change	$370	$1,336	$1,049	$315	$403	$(19)

Add:
Fixed charges	48	177	161	136	112	71
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate expense — net	2	34	31	31	36	26
Amortization of capitalized interest	4	15	15	15	10	8
Less:
Capitalized interest	(4)	(14)	(9)	(6)	(7)	(4)

Earnings available for fixed charges	$420	$1,548	$1,247	$491	$554	$82

FIXED CHARGES:
Interest expense(2)	$38	$139	$134	$115	$91	$57
Capitalized interest	4	14	9	6	7	4
Portion of rents representative of interest factor	6	24	18	15	14	10

Total Fixed Charges	$48	$177	$161	$136	$112	$71

Ratio of Earnings to Fixed Charges	8.75	8.75	7.75	3.61	4.95	1.15

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.